SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of January 22, 2004

KLM ROYAL DUTCH AIRLINES
(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   X    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   X

KLM GROUP REPORTS THIRD QUARTER OPERATING PROFIT OF EUR 29 MILLION AND THIRD QUARTER NET PROFIT OF EUR 8 MILLION
SIGNATURES

Royal Dutch Airlines	INTERIM RESULTS

KLM GROUP REPORTS THIRD QUARTER OPERATING PROFIT OF EUR 29 MILLION
AND THIRD QUARTER NET PROFIT OF EUR 8 MILLION

AMSTELVEEN, THE NETHERLANDS, JANUARY 22, 2004 — KLM Group today reported an operating profit of EUR 29 million for the third quarter, ended December 31, 2003. This compares to an operating loss of EUR 63 million last year. Third quarter net profit amounted to EUR 8 million, or EUR 0.17 per common share. This compares to a net loss of EUR 66 million, or EUR 1.45 per common share last year.

In a continuing challenging operating environment, KLM delivered an operating profit for its third quarter, which is a significant improvement compared to last year. This achievement is largely the result of the Group’s persistent focus on reducing costs.

In the third quarter, Group operating revenues of EUR 1,464 million were down 7 percent year-on-year. This decline, which was less pronounced than in the first two quarters of the fiscal year, is in part traffic related and in part currency related. As a result, the yield continued to be under pressure, albeit that the overall manageable yield improved year-on-year.

Group operating expenses of EUR 1,435 million were 12 percent below last year. This reflects the excellent progress made in implementing KLM’s structural cost reduction program, the impact of a lower USD exchange rate and the effective alignment of our cost base with the lower capacity levels (minus 4 percent on last year).

Group operating margin and EBITDAR margin in the third quarter significantly improved year-on-year to 2.0 percent (last year: minus 4.0 percent) and 12.5 percent (last year: 7.0 percent) respectively.

The Group’s liquidity position improved compared to September 30, 2003 to EUR 1,002 million as at December 31, 2003.

Leo van Wijk, President and CEO of KLM, said: ’In the third quarter, we continued to implement our structural cost reduction measures. In combination with strict capacity management, we managed our costs down effectively and were successful in offsetting the decrease in traffic revenues, while improving our margins. In today’s operating environment a strong focus on costs remains essential to improve financial performance and we remain committed to deliver on our structural cost reduction program.’

Operating profit for the nine-months period ended December 31, 2003 was EUR 94 million, which compares to an operating profit of EUR 119 million last year. Net profit for this period amounts to EUR 44 million, or EUR 0.97 per common share, and compares to a net profit of EUR 31 million, or EUR 0.67 per common share last year.

THIRD QUARTER FINANCIAL PERFORMANCE OF KLM’S BUSINESSES

Passenger Business
Third quarter passenger operating revenues of EUR 1,051 million were down 2 percent on last year. Traffic revenues decreased by 3 percent year-on-year, which is the combined effect of flat yields year-on-year and lower passenger traffic (down 2 percent on last year). As capacity was down 6 percent (resulting from the early retirement of the Boeing 747-300), passenger load factor improved by 2.8 percentage points to 80.0 percent. Consequently, unit revenue increased 4 percent year-on-year, whereas, excluding currency effects, unit revenue increased by a strong 8 percent. Manageable yields (excluding currency effects) were up 4 percent compared to last year. The positive trend in manageable yields was most visible on the intercontinental routes, whereas yields on the European routes continued to be under pressure.

Operating expenses were EUR 990 million, down 10 percent on last year. Unit cost in the third quarter declined by 4 percent. Passenger business successfully managed its cost base down to reflect lower capacity levels. Simultaneously, the positive impact of structural cost reductions becomes increasingly visible in its cost base. While capacity was 6 percent lower than last year, manageable unit cost (without currency effects) was up 2 percent.

Passenger Business operating profit in the third quarter was EUR 61 million. This compares to an operating loss of EUR 22 million last year.

Cargo Business
In the third quarter, cargo operating revenues amounted to EUR 264 million, a decrease of 10 percent compared to last year. The revenue decrease is mainly driven by less capacity and lower yields. Yields were down 11 percent year-on-year (4 percent without currency effects). A 2 percent increase in cargo traffic in part compensated for the lower yield. Pressure on yields is primarily caused by increased competition, especially ex Europe, where traffic demand continued to be under pressure. Traffic ex Asia performed well-above last year, reflecting the potential of particularly the Chinese market, of which KLM Cargo benefits through the successful deployment of the two new freighters and the cooperation with China Southern.

Cargo operating expenses of EUR 240 million were 8 percent lower than last year, reflecting continuous productivity improvements and the implementation of the structural cost measures. Unit cost was down 4 percent year-on-year. Manageable unit cost was down 2 percent on a capacity decrease of 1 percent.

Cargo Business reported an operating profit of EUR 24 million, which is EUR 8 million lower than last year.

Transavia (Charter and Low Cost Business)
In the third quarter, operating revenues of Transavia amounted to EUR 79 million, 18 percent below last year. Both in the charter segment and the low cost segment (BASIQ AIR), load factors improved year-on-year, while yields continued to be under pressure. Lower traffic revenues were in part compensated by an increase in other revenues, mainly higher income from dry and wet leases.

The decrease in operating revenues was more than off-set by a decrease in operating expenses to EUR 83 million. The reduction in operating expenses (19 percent year-on-year) is the combined effect of lower capacity levels (minus 20 percent year-on-year) and structural cost saving measures. Transavia’s unit cost were reduced by 7 percent year-on-year.

Transavia’s third quarter operating loss amounted to EUR 4 million, which compares to an operating loss of EUR 6 million last year.

Engineering & Maintenance Business
Against the background of a slightly improving operating environment due to redeployment of capacity, Engineering & Maintenance still suffered from weak trading conditions in the third quarter. Third quarter’s operating revenues of EUR 189 million were 19 percent lower than last year, resulting from fewer flight hours and less time and material work, both from KLM and third parties. As in the first two quarters of the fiscal year, also the weaker US dollar had a negative impact on Engineering & Maintenance’s operating result.

Operating expenses were down 19 percent on last year, and more than offset the reduction in operating revenues. The decline in operating expenses reflects both reductions in direct costs as well as structural cost reductions. In the third quarter, Engineering & Maintenance made good progress in further integrating the activities of KLMuk engineering, which resulted in reduced cost levels as well as an improved product for its customers.

Engineering & Maintenance reported an operating profit for the third quarter of EUR 2 million, compared to a break even operating income last year.

CASH FLOW AND FINANCING

Cash Flow and Liquidity Position
Third quarter’s cash flow from operating activities was EUR 137 million. Net investing cash flow amounted to EUR 173 million, resulting in a free cash flow of EUR 36 million negative. Financing cash flow was EUR 243 million positive.

As of December 31, 2003, KLM Group had cash and cash equivalents totaling EUR 1,002 million (versus EUR 845 million at September 30, 2003), of which EUR 740 million is in cash and EUR 262 million is in Triple A bonds and long term deposits.

In December, KLM Group completed financing for three Boeing 777-200ERs, amounting to approximately EUR 250 million. Transavia successfully arranged financing of approximately EUR 60 million for two Boeing 737-700 aircraft. Furthermore, KLM secured financing of the third Boeing 747-400ER freighter, which is scheduled for delivery in February 2004.

Financial Position
During the third quarter of fiscal 2003/04, KLM’s net-debt position increased by EUR 64 million to EUR 3,026 million on December 31, 2003. Group equity increased by EUR 5 million to EUR 1,502 million. Despite the delivery of three Boeing 777-200ER aircraft, KLM’s gearing (net debt as a percentage of group equity) went up only marginally (from 198 percent at September 30, 2003 to 201 percent at December 31, 2003).

FLEET RENEWAL PROGRAM: UPDATE
During the third quarter, KLM took delivery of four Boeing 777-200ER aircraft. The last flight operated by a Boeing 747-300 aircraft took place on December 3. In December, KLM sold two of its Boeing 747-300 aircraft. Three Boeing 747-300s have been returned to the lessor.

STRUCTURAL COST REDUCTIONS PROGRAM: UPDATE
KLM Group made excellent progress with the implementation of its structural cost reductions program and achieved its objectives for the third quarter. The program, announced on May 8, 2003, is aimed at an operating income improvement of EUR 650 million and a reduction of jobs of 4,500 FTEs as from April 1, 2005. As at December 31, 2003, cumulative cost savings of approximately EUR 125 million, including a reduction of close to 2,600 FTEs, have been realized (of which approx. EUR 60 million and approx. 1,200 FTEs in the current quarter). KLM reconfirms its targets for the current fiscal year of EUR 200 million in structural cost savings and a reduction of approx. 3,000 FTEs.

OUTLOOK
In a continued fragile revenue environment, sensitive to external circumstances, we are committed to deliver on our structural cost reductions program and remain confident to achieve the targets identified for the current fiscal year.

Against this background, we currently expect a clearly positive operating income for fiscal year 2003/04 and our net income to approach break-even.

This report is unaudited.

Amstelveen, January 22, 2004	The Board of Managing Directors

UPCOMING EVENTS

Media Conference Call on Third Quarter Results
A conference call for the media will be held on Thursday, January 22, 2004 at 9.00 hours a.m. CET. Rob Ruijter, Managing Director and Chief Financial Officer will host the call. The call will be accessible via live audio webcast on the KLM Investor Relations web site at http://investorrelations.klm.com, under ‘Events and Presentations’.

Analyst Call on Third Quarter Results for fiscal year 2003/04
An analyst call will be held on Thursday, January 22, 2004 at 3:30 hours p.m. CET. Rob Ruijter, Managing Director and Chief Financial Officer will host the analyst call. The call will be accessible via live audio webcast on the KLM Investor Relations web site at http://investorrelations.klm.com, under ‘Events and Presentations’.

WARNING ABOUT FORWARD-LOOKING STATEMENTS

This press release contains, and the Company and its representatives may make, forward-looking statements within the meaning of the U.S. Private Securities Litigation Act of 1995, either orally or in writing, about the Company and its business. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which the Company operates, management’s beliefs and assumptions made by management about future events. Any such statement is qualified by reference to the following cautionary statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the Company’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in foreign exchange rates and jet fuel prices; (5) governmental and regulatory actions and political conditions; (6) developments affecting labor relations or the Company’s airline partners; (7) the outcome of any material litigation; (8) the future level of air travel demand; (9) the Company’s future load factors and yields; and (10) the many effects on the Company and the airline industry from terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs for security, the cost and availability of aviation insurance coverage and war risk coverage and the price and availability of jet fuel. Developments in any of these areas, as well as other risks and uncertainties detailed from time to time in the documents the Company files with or furnishes to the U.S. Securities and Exchange Commission could cause actual outcomes and results to differ materially from those that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in the Company’s Securities and Exchange Commission filings, including the Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

###

NOTE TO THE EDITORS: Financial and Statistical Data can be found at http://investorrelations.klm.com

For more information, contact Investor Relations at 31 20 649 3099, or Media Relations at 31 20 649 4545

For photography: www.presslink.nl/klm

KEY FINANCIAL DATA

	Three months ended		Nine months ended
	December 31		December 31
(in millions of euros)	2003	2002	2003	2002

Operating revenues	1,464	1,576	4,500	5,108
Operating expenses before depreciation and long term rentals	1,281	1,466	3,928	4,471

EBITDAR	183	110	572	637
Depreciation and long term rentals	154	173	478	518

Operating income	29	(63)	94	119
EBITDAR as a % of operating revenues	12.5	7.0	12.7	12.4
Operating income as a % of operating revenues	2.0	(4.0)	2.1	2.3
Pretax income	9	(94)	56	47
Net income	8	(66)	44	31
Per common share (EPS)*	0.17	(1.45)	0.97	0.67
Cash flow from operating activities	137	115	277	569
Cash flow from investing activities	(173)	(107)	(366)	(511)
Free cash flow	(36)	8	(89)	58
Interest coverage ratio	1.5	(0.9)	1.9	1.6
Average number of Staff KLM Group (fte)
- permanent	29,600	31,768	30,088	31,627
- temporary	1,075	1,389	1,505	1,475

Employed by KLM	30,675	33,157	31,593	33,102
- agency staff	1,129	1,693	1,108	1,614

	31,804	34,850	32,701	34,716

	December 31, 2003	March 31, 2003

Stockholders’ equity (in millions of euros)	1,501	1,476
Per common share	34.14	32.91
Average number of common shares used for data per share calculations (fully diluted)	44,188,157	45,070,544
Net debt-to-equity ratio (%)	201	195
Cash Position
Cash and marketable securities	740	608
Triple A bonds and long term deposits	262	311

	1,002	919
Number of Staff KLM Group (fte)**
- permanent	29,380	31,068
- temporary	860	1,952

Employed by KLM	30,240	33,020
- agency staff	1 ,104	1,443

	31,344	34,463

*	After taking other rights to a share in net income and equity into account; exclusive of any shares held by KLM; the figures for the three and six months ended December 31, 2003 have been restated

**	March 31, 2003 figures include 527 fte’s of buzz

CONSOLIDATED STATEMENT OF EARNINGS	Three months ended		Nine months ended
	December 31		December 31
(in millions of euros)	2003	2002	2003	2002

Operating revenues*	1,464	1,576	4,500	5,108
Operating expenses*	1,435	1,639	4,406	4,989

Operating income	29	(63)	94	119
Financial income and expense	(21)	(33)	(65)	(80)
Results on sale of assets	(2)	(1)	5	(3)
Results of holdings	3	—	10	6
Results on sale of holdings	—	3	12	5

Pretax income	9	(94)	56	47
Taxes	(1)	28	(12)	(16)

Net income	8	(66)	44	31

Attributable to holders of preferred stock	—	—	1	1
Attributable to holders of common stock	8	(66)	43	30

CONSOLIDATED STATEMENT OF CASH FLOWS	Three months ended		Nine months ended
	December 31		December 31
(in millions of euros)	2003	2002	2003	2002

Net income	8	(66)	44	31
Depreciation	105	123	325	365
Changes in provisions	1	(14)	9	28
Changes in operating working capital	50	86	(15)	179
Results of holdings	(3)	—	(10)	(6)
Results on sale of holdings	0	(3)	(12)	(5)
Other changes	(24)	(11)	(64)	(23)

Cash flow from operating activities	137	115	277	569
Net capital expenditures on intangible fixed assets	—	(4)	(4)	(20)
Net capital expenditures on tangible fixed assets	(172)	(82)	(374)	(457)
Net capital changes in holdings	(2)	(21)	9	(34)
Changes in the group of consolidated holdings	1	—	3	—

Cash flow from investing activities	(173)	(107)	(366)	(511)
Free cash flow	(36)	8	(89)	58
Cash flow from financing activities	243	(15)	221	(136)

Changes in cash and marketable securities	207	(7)	132	(78)

Net capital expenditures on tangible fixed assets for the nine months ended December 31, 2003 include the purchase of three Boeing 777-200ER aircraft, two Boeing 747-400ER freighters and two Boeing 737-700 aircraft.

Three Boeing 757-200s and five Boeing 747-300 aircraft were sold. Prepayments were made on one Boeing 747-400ER Freighter, one Boeing 777-200ER and six A330-220 aircraft.

*	Operating revenues previous fiscal year for the third quarter and the nine months period ending December 31, 2002 include revenues of buzz of EUR 24 million and EUR 100 million respectively. Operating expenses for buzz for the same periods were EUR 36 million and EUR 115 million respectively.

CONSOLIDATED BALANCE SHEET

(in millions of euros)	December 31, 2003		March 31, 2003

Fixed assets
Intangible fixed assets	56		66
Tangible fixed assets	5,076		4,982
Financial fixed assets	1,130		1,289

		6,262		6,337
Current assets
Operating supplies	232		222
Accounts receivable	785		998
Cash and marketable securities	740		608

	1,757		1,828
Current liabilities	1,870		2,190

Current assets less current liabilities		(113)		(362)

Assets less current liabilities		6,149		5,975

Long-term debt
Subordinated perpetual debt	500		544
Other long-term debt	3,693		3,427

		4,193		3,971
Provisions		267		271
Deferred credits		187		256
Group equity		1,502		1,477

		6,149		5,975

CHANGES IN STOCKHOLDERS' EQUITY

(in millions of euros)	2003/04	2002/03

Balance at March 31	1,476	1,992
Distribution to shareholders	(6)	(11)
Allocation from net income	44	31
Exchange rate differences/other	(13)	(69)

Balance at December 31	1,501	1,943

Movements with respect to Exchange rate differences/other relate to Exchange rate differences arising on the translation of KLM’s share in equity and results of foreign holdings and the valuation of derivatives under SFAS 133/138.

NOTES TO THE OPERATING EXPENSES

Operating expenses	Three months ended			Nine months ended
	December 31			December 31
(in millions of euros)	2003	2002	%Change	2003	2002	%Change

Salaries and benefits	477	480	(1)	1,444	1,418	2
Hired personnel	18	29	(38)	51	81	(37)

Labour costs	495	509	(3)	1,495	1,499	(0)
Materials and consumables	81	115	(30)	265	350	(24)
Commercial costs	85	123	(31)	276	392	(30)
Landing fees and navigation charges	121	134	(10)	389	416	(6)
Third-party handling costs	50	49	2	165	168	(2)
Work by third parties	108	138	(22)	325	394	(18)
Housing, vehicles and Inventories	33	36	(8)	101	113	(11)
Commercial cooperation	21	35	(40)	37	90	(59)
Ad hoc aircraft -/ truck rentals	21	23	(9)	67	77	(13)
Other operating expenses	85	83	2	231	297	(22)

	1,100	1,245	(12)	3,351	3,796	(12)
Aircraft fuel	181	221	(18)	577	675	(15)

Operating expenses before depreciation and long term rentals	1,281	1,466	(13)	3,928	4,471	(12)
Depreciation	105	123	(15)	325	365	(11)
Operational aircraft lease expenses	41	42	(2)	128	129	(1)
Long term property rentals	8	8	(0)	25	24	4

Depreciation and long term rentals	154	173	(11)	478	518	(8)
Total operating expenses	1,435	1,639	(12)	4,406	4,989	(12)

•	Salaries and benefits showed a year-on-year decrease of 1%, which is the combined effect of a reduction in staff numbers, wage increases and higher pension costs.

•	Fuel costs decreased by 18% compared to prior-year, reflecting the mixed impact of a lower US-dollar exchange rate, lower volumes and higher prices for jet fuel.

•	The decrease of commercial costs was mainly due to lower booking volumes and lower sales commissions.

•	Cost of materials and consumables decreased as a result of lower maintenance volumes and a lower US-dollar exchange rate.

AIRLINE OPERATING DATA	Three months ended			Nine months ended
	December 31			December 31
KLM*	2003	2002	%Change	2003	2002	%Change

Traffic (in millions of RTKs)	2,562	2,578	(1)	7,587	7,680	(1)
Capacity (in millions of ATKs)	3,191	3,311	(4)	9,597	9,749	(2)
Load factor (%)	80.3	77.9		79.1	78.8
Break-even load factor (%)	78.4	80.0		78.4	77.3
Yield per RTK (in cents)	48.0	49.7	(3)	48.4	53.0	(9)
Excluding currency effects			2			(2)
Unit revenues per ATK (in cents)	38.6	38.7	0	38.2	41.7	(8)
Excluding currency effects			5			(1)
Unit costs per ATK (in cents)	37.6	39.8	(5)	37.9	41.0	(7)
Excluding currency effects			(1)			(1)
Excluding fuel price and currency effects			(2)			(2)
Margin per ATK (in cents)	1.0	(1.1)		0.3	0.7

*	Operating data of KLM, KLM cityhopper and KLM cityhopper uk; unit revenues and unit costs before joint venture settlements

BUSINESS SEGMENTATION*	Three months ended			Nine months ended
(in millions of euros, unless stated	December 31			December 31
otherwise)	2003	2002	%Change	2003	2002	%Change

PASSENGER BUSINESS
Operating revenues	1,051	1,073	(2)	3,155	3,486	(9)
- of which traffic revenues	984	1,011	(3)	2,947	3,306	(11)
Operating income	61	(22)		142	151
Traffic (in millions of RPKs)	14,378	14,722	(2)	43,329	45,379	(5)
Capacity (in millions of ASKs)	17,969	19,063	(6)	54,136	56,552	(4)
Passenger load factor (%)	80.0	77.2		80.0	80.2
Yield per RPK (in cents)	6.9	6.9	0	6.8	7.3	(7)
Excluding currency effects			4			0
Unit revenues per ASK (in cents)	5.5	5.3	4	5.4	5.8	(7)
Excluding currency effects			8			0
Unit costs per ASK (in cents)	5.1	5.3	(4)	5.2	5.5	(5)
Excluding currency effects			2			2
CARGO BUSINESS
Operating revenues	264	292	(10)	776	827	(6)
- of which traffic revenues	246	272	(10)	723	768	(6)
Operating income	24	32		51	70
Traffic (in millions of RTFKs)	1,118	1,099	2	3,262	3,150	4
Capacity (in millions of ATFKs)	1,492	1,512	(1)	4,489	4,377	3
Cargo load factor (%)	74.9	72.7		72.7	72.0
Yield per RTKF (in cents)	22.0	24.7	(11)	22.2	24.3	(9)
Excluding currency effects			(4)			0
Unit revenues per ATKF (in cents)	16.5	18.0	(8)	16.1	17.5	(8)
Excluding currency effects			(1)			1
Unit costs per ATKF (in cents)	14.9	15.6	(4)	15.0	15.8	(5)
Excluding currency effects			(2)			(1)
TRANSAVIA
Operating revenues	79	96	(18)	361	408	(12)
- of which traffic revenues	68	91	(25)	329	395	(17)
Operating income	(4)	(6)		29	41
Traffic (in millions of RPKs)	1,388	1,719	(19)	6,431	7,120	(10)
Capacity (in millions of ASKs)	1,837	2,309	(20)	8,408	9,110	(8)
Passenger load factor	75.5	74.5		76.5	78.2
Yield per RPK (in cents)	4.9	5.3	(8)	5.1	5.5	(7)
Unit revenues per ASK (in cents)	3.7	3.9	(5)	3.9	4.3	(9)
Unit costs per ASK (in cents)	3.9	4.2	(7)	3.6	3.9	(7)
ENGINEERING & MAINTENANCE
Operating revenues**	189	232	(19)	607	722	(16)
Operating income	2	0		8	26

*	Operating revenues includes inter segment revenues

**	Of which 37% third party revenues

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: January 22, 2004	By	/s/ R.A. Ruijter

	Name	: R.A. Ruijter
	Title	: Managing Director & CFO

	By	/s/ J.E.C. de Groot

	Name	: J.E.C. de Groot
	Title	: SVP & General Secretary